Exhibit 99.1

Heritage Commerce Corp Reports Net Income Allocable to Shareholders of $2.3 Million for the Fourth Quarter of 2011 and $9.0 Million for 2011

San Jose, CA – January 26, 2012 – **Heritage Commerce Corp (Nasdaq: HTBK)**, the holding company ("the Company") for Heritage Bank of Commerce ("the Bank"), today reported that after accrued dividends and discount accretion on preferred stock, 2011 net income allocable to common shareholders totaled $9.0 million, or $0.28 per average diluted common share; a significant improvement from the net loss allocable to shareholders of ($58.3) million, or ($3.64) per average diluted common share in 2010. For the fourth quarter of 2011, after accrued dividends and discount accretion on preferred stock, net income allocable to common shareholders was $2.3 million, or $0.07 per average diluted common share, compared to net income allocable to common shareholders of $1.1 million, or $0.03 per average diluted common share, for the fourth quarter of 2010. All results are unaudited.

"We are very encouraged by our fourth quarter results, as the Company was able to post its sixth consecutive quarter of profitability in what many would describe as a continuing difficult and uncertain economic environment," said Walter Kaczmarek, President and Chief Executive Officer. "Contributing to these results was management's ongoing efforts to improve credit quality metrics. In fact, we posted our seventh consecutive quarterly decline in nonperforming loans with classified assets dropping 35% in the fourth quarter from a year ago."

"Although we are encouraged by these positive trends and improvements in the underlying risk of the Company's loan portfolio, we will continue to monitor the improving credit trends and maintain our reserves at the appropriate level; all the while preserving the strength of our balance sheet," added Mr. Kaczmarek.

"Our Company's capital position remains strong, ending the year with a total risk-based capital ratio of 21.9%," continued Mr. Kaczmarek. "We are stronger than we were at the beginning of 2011, and we continue to gain momentum in expanding our franchise and building upon our reputation as a trusted provider of financial products and services. We are focused on growing our business and achieving industry-leading performance and returns for the benefit of our shareholders, customers, employees, and communities."

2011 Highlights and Significan Events (at or for the periods ended December 31, 2011, compared to December 31, 2010, and September 30, 2011):

◆ The Company reported 2011 net income allocable to common shareholders of $9.0 million, or $0.28 per average diluted common share.

◆ Improvements in asset quality continued as reflected in the following metrics:

- Nonperforming assets declined 44% year-over-year to $19.1 million, or 1.47% of total assets at December 31, 2011, from $34.4 million, or 2.76% of total assets a year ago, and remained relatively flat compared to $19.2 million, or 1.53% of total assets at September 30, 2011.

- Classified assets declined 35% to $59.5 million at December 31, 2011, from $91.8 million at December 31, 2010, and fell 18% from $72.4 million at September 30, 2011.

- Classified assets to Tier 1 capital plus the allowance for loan losses at the holding company and the bank level improved to 27% and 30% at December 31, 2011, respectively, compared to 43% and 50% at December 31, 2010, and 33% and 37% at September 30, 2011.

- The provision for loan losses was $4.5 million for the year ended December 31, 2011, compared to $26.8 million for the year ended December 31, 2010. The provision for loan losses was $1.2 million for the fourth quarter of 2011, compared to $1.1 million for the fourth quarter a year ago, and $1.5 in the third quarter of 2011.

- The allowance for loan losses was $20.7 million, or 2.71% of total loans at December 31, 2011, compared to $25.2 million, or 2.98% of total loans at December 31, 2010, and $21.0 million, or 2.71% of total loans at September 30, 2011.

- The allowance for loan losses to total nonperforming loans (excluding nonaccrual loans held-for-sale) improved to 124.37% at December 31, 2011, compared to 81.10% at December 31, 2010, and 118.51% at September 30, 2011.

◆ Noninterest-bearing demand deposits rose 23% to $344.3 million at December 31, 2011, from $280.3 million at December 31, 2010, and remained stable compared to $344.5 million at September 30, 2011.

◆ The total cost of deposits decreased 34 basis points to 0.28% for the fourth quarter of 2011, from 0.62% for the fourth quarter of 2010, and decreased 6 basis points from 0.34% for the third quarter of 2011.

◆ The net interest margin ("NIM") increased 28 basis points to 3.87% in the fourth quarter of 2011, from 3.59% in the fourth quarter of 2010, and compressed 14 basis points from 4.01% in the third quarter of 2011. Lower average loan balances and lower yields on securities due to accelerated prepayment speeds on mortgage-backed securities contributed to the margin compression from the preceding quarter. NIM was up 25 basis points to 3.94% for the full year-over-year comparison, from 3.69% in 2010.

◆ The Company had a $3.7 million partial valuation allowance on deferred tax assets as of December 31, 2010. The Company reversed the partial valuation allowance in 2011, based on the Company's estimate that it is more likely than not that the remaining net deferred tax assets will be realized.

◆ Capital ratios substantially exceed regulatory requirements for a well-capitalized financial institution at both a holding company and bank level at December 31, 2011:

Capital Ratios	Well-Capitalized Regulatory Guidelines	Heritage Commerce Corp	Heritage Bank of Commerce
Total Risk-Based	10.0%	21.9%	19.7%
Tier 1 Risk-Based	6.0%	20.6%	18.5%
Leverage	5.0%	15.3%	13.7%

Balance Sheet Review, Credit Quality and Capital Management

Heritage Commerce Corp's total assets increased 5% to $1.31 billion at December 31, 2011, from $1.25 billion a year ago, and at September 30, 2011.

The investment securities portfolio totaled $380.5 million at December 31, 2011, an increase of 64% from $232.2 million at December 31, 2010, and an increase of 22% from $312.1 million at September 30, 2011. At December 31, 2011, the investment portfolio was comprised of $350.4 million agency mortgage-backed securities, all of which were issued by U.S. Government sponsored entities, and $30.1 million of single entity issue trust preferred securities.

Loans, excluding loans held-for-sale, totaled $764.6 million at December 31, 2011, down 10% from $846.0 million at December 31, 2010, and down 2% from $776.7 million at September 30, 2011. The decline in loan balances of $12.1 million from the third quarter of 2011 to the fourth quarter of 2011 was primarily due to the payoff of classified assets. The loan portfolio remains well-diversified with commercial and industrial ("C&I") loans accounting for 48% of the portfolio at December 31, 2011. Commercial and residential real estate loans accounted for 41% of the total loan portfolio, of which 51% were owner-occupied by businesses. Land and construction loans continued to decrease, accounting for only 3% of the total loan portfolio at the end of 2011, compared to 7% at December 31, 2010, and 5% at September 30, 2011. Consumer and home equity loans accounted for the remaining 8% of the total loan portfolio at December 31, 2011.

The yield on the loan portfolio was 5.39% for the fourth quarter of 2011, compared to 5.25% for the same period in 2010, and 5.29% for the third quarter of 2011.

"While our lending team is steadily bringing in new relationships, new loan originations and usage of existing lines of credit have not kept pace with loan payoffs, particularly in the construction portfolio," continued Mr. Kaczmarek. "Business owners in our market continued to deleverage and conserve cash."

The following table summarizes the allowance for loan losses:

	For the Three Months Ended:		
	December 31, 2011	September 30, 2011	December 31, 2010
ALLOWANCE FOR LOAN LOSSES **(in $000's, unaudited)**			
Balance at beginning of quarter	$ 21,049	$ 23,167	$ 25,290
Provision for loan losses during the quarter	1,230	1,515	1,050
Net charge-offs during the quarter	(1,579)	(3,633)	(1,136)
Balance at end of quarter	$ 20,700	$ 21,049	$ 25,204
Total loans	$ 764,591	$ 776,684	$ 846,049
Total nonperforming loans	$ 16,830	$ 17,953	$ 33,103
Other restructured loans still accruing	$ 1,270	$ 1,313	$ 236
Allowance for loan losses to total loans	2.71%	2.71%	2.98%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	124.37%	118.51%	81.10%

Nonperforming assets declined $15.3 million to 1.47% of total assets, or $19.1 million, at December 31, 2011, from 2.76% of total assets, or $34.4 million, a year ago. At September 30, 2011, nonperforming assets totaled $19.2 million or 1.53% of total assets. The following is a breakout of nonperforming assets at December 31, 2011: 18% land and construction loans; 33% SBA loans; 14% commercial and industrial loans; 11% commercial real estate loans; 12% restructured and loans over 90 days past due and still accruing; and 12% other real estate owned ("OREO") and other foreclosed assets. At December 31, 2011, the $19.1 million of nonperforming assets included $1.3 million of loans guaranteed by the SBA and $1.8 million of restructured loans still accruing interest income.

OREO was $156,000 at December 31, 2011, compared to $1.3 million at December 31, 2010, and $1.2 million at September 30, 2011. Nonperforming assets at December 31, 2011 also included $2.2 million of other foreclosed assets.

Deposits totaled $1.0 billion at December 31, 2011, compared to $993.9 million at December 31, 2010, and $1.0 billion at September 30, 2011. Noninterest-bearing demand deposits increased $64.0 million to $344.3 million at December 31, 2011, from $280.3 million a year ago, and decreased $167,000 from $344.5 million at September 30, 2011. At December 31, 2011, brokered deposits declined 14% to $84.7 million, from $98.5 million at December 31, 2010, and declined 10% from $93.7 million at September 30, 2011. Deposits, excluding brokered deposits, increased 8% to $964.7 million at December 31, 2011, compared to $895.5 million a year ago, and increased 6% compared to $912.4 million at September 30, 2011. The total cost of deposits decreased 34 basis points to 0.28% for the fourth quarter of 2011 from 0.62% for the fourth quarter of 2010, and decreased 6 basis points from 0.34% for the third quarter of 2011.

"We have a solid mix of deposits with noninterest-bearing deposits increasing 23% from a year ago and representing 33% of total deposits at December 31, 2011," added Mr. Kaczmarek. "With our improved capital position, we are once again part of the depository base for the State of California, that has $50 million in low cost deposits. In addition, we are also less reliant on brokered CDs, and CDARS, which together have declined 22% from a year ago and represent only 9% of total deposits."

Tangible equity was $195.3 million at December 31, 2011, compared to $179.1 million at December 31, 2010, and $194.4 million at September 30, 2011. Tangible book value per common share was $5.20 at December 31, 2011, compared to $4.61 at December 31, 2010, and $5.17 at September 30, 2011. In the per common share data attached, the Company details the pro forma tangible book value per share, assuming the Company's outstanding Series C Preferred Stock issued in June 2010 is converted into common stock. There were 21,004 shares of Series C Preferred Stock outstanding at December 31, 2011 and the Series C Preferred Stock is convertible into an aggregate of 5.6 million shares of common stock at a conversion price of $3.75, upon a transfer of the Series C Preferred Stock in a widely dispersed offering.

The Company's accumulated other comprehensive income was $955,000 at December 31, 2011, compared to an accumulated other comprehensive loss of ($4.7) million a year ago, and accumulated other comprehensive income of $2.7 million at September 30, 2011. The components of accumulated other comprehensive income at December 31, 2011 include the following balances, net of deferred taxes: a $5.0 million unrealized gain on available-for-sale securities; a ($3.0) million unrealized loss on the supplemental executive retirement plan; a ($2.2) million unrealized loss on the split-dollar life insurance benefit plan; and a $1.2 million unrealized gain on interest-only strip from SBA loans.

Operating Results

Net interest income, before the provision for loan losses, increased 8% to $11.8 million in the fourth quarter of 2011, from $10.9 million in the fourth quarter a year ago, and increased 1% from $11.7 million in the third quarter of 2011. Net interest income for the year ended December 31, 2011 was $46.2 million, compared to $44.6 million a year ago. The net interest income increased primarily due to an increase in the average balance of investment securities, and a decrease in the average balance and rates paid on interest-bearing liabilities, partially offset by a decrease in the average balance of loans.

The net interest margin improved 28 basis points to 3.87% for the fourth quarter of 2011, compared to 3.59% for the same quarter a year ago, and decreased 14 basis points from 4.01% for the third quarter of 2011. The NIM increased 25 basis points to 3.94% for the year ended December 31, 2011, compared to 3.69% for the year ended December 31, 2010. The increase in the NIM for the quarter and year ended December 31, 2011 compared to the same periods in 2010 was primarily due to a higher yield on loans and a lower cost of deposits. The decrease in the NIM for the fourth quarter of 2011, compared to the third quarter of 2011 was primarily due to lower average loan balances and lower yields on securities as a result of accelerated prepayments on mortgage-backed securities.

The Company's provision for loan losses was $1.2 million for the fourth quarter of 2011, compared to $1.1 million in the fourth quarter a year ago, and $1.5 million in the third quarter of 2011. The provision for loan losses was $4.5 million for the year ended December 31, 2011, compared $26.8 million a year ago.

Noninterest income was $2.4 million for the fourth quarter of 2011, compared to $2.4 million for the fourth quarter of 2010, and $1.9 million for the third quarter of 2011. Noninterest income for the fourth quarter of 2011 included a $459,000 gain on sale of securities, compared to a $464,000 gain on sale of securities for the fourth quarter a year ago, and no gain on sale of securities for the third quarter of 2011. Noninterest income for the year ended December 31, 2011, was $8.4 million, compared to $8.7 million a year ago. Noninterest income for 2011 included a $459,000 gain on sale of securities, compared to a $2.0 million gain on sale of securities the year before, which was partially offset by an $887,000 loss on sale of other loans during 2010.

Noninterest expense for the fourth quarter of 2011 declined 3% to $9.9 million, compared to $10.1 million for the fourth quarter a year ago, primarily due to lower FDIC insurance premiums. Noninterest expense for the fourth quarter of 2011 remained relatively flat compared to $9.8 million for the third quarter of 2011. Noninterest expense for 2011 declined 12% to $39.6 million, compared to $44.9 million (excluding the $43.2 million impairment of goodwill) a year ago. The decrease in noninterest expense for 2011 was primarily due to lower write-downs on loans held-for-sale, a decrease in salaries and benefits expense, lower professional fees and lower FDIC insurance premiums.

The efficiency ratio improved to 69.39% for the fourth quarter of 2011, as compared to 75.65% for the fourth quarter of 2010, and 72.06% for the third quarter of 2011. The efficiency ratio was 72.51% for the year ended December 31, 2011, compared to 84.31% a year ago, excluding the $43.2 million impairment of goodwill.

The income tax expense for the quarter ended December 31, 2011 was $234,000, compared to $506,000 for the same quarter a year ago, and an income tax benefit of ($2.5) million for the third quarter of 2011. The income tax benefit for the year ended December 31, 2011 was ($834,000), compared to an income tax benefit of ($5.8) million a year ago. The Company had a $3.7 million partial valuation allowance on deferred tax assets as of December 31, 2010. The Company reversed the partial valuation allowance in 2011, based on the Company's estimate that it is more likely than not that the remaining net deferred tax assets will be realized.

In addition to the reversal of the deferred tax asset valuation allowance, investments in life insurance policies whose earnings are not subject to taxes, and tax credits related to investments in low income housing limited partnerships account for the difference in the effective tax rate compared to the combined federal and state statutory tax rate of 42%.

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Mountain View, Pleasanton, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Santa Rosa, California. For more information, please visit www.heritagecommercecorp.com.


Forward Looking Statement Disclaimer


Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including but not limited to the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) the effect of changes in laws and regulations with which the Company and Heritage Bank of Commerce must comply, including, but not limited to any increase in FDIC insurance premiums; (8) our ability to raise capital or incur debt on reasonable terms; (9) legal limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (10) future legislative or administrative changes to the U.S. Treasury Capital Purchase Program enacted under the Emergency Economic Stabilization Act of 2008; (11) the impact of the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009 and related rules and regulations on our business operations and competitiveness, including the impact of executive compensation restrictions, which may affect our ability to retain and recruit executives in competition with other firms who do not operate under those restrictions; (12) the impact of the Dodd Frank Wall Street Reform and Consumer Protection Act signed by President Obama on July 21, 2010; (13) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (14) changes in the deferred tax asset valuation allowance in future quarters; (15) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (16) the ability to increase market share and control expenses; and (17) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

CONSOLIDATED STATEMENTS OF OPERATIONS (in $000's, unaudited)	For the Three Months Ended:			Percent Change From:		For the Year Ended:		Percent Change
	December 31, 2011	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	December 31, 2011	December 31, 2010	
Interest income	$ 13,010	$ 13,020	$ 13,168	0%	-1%	$ 52,031	$ 55,087	-6%
Interest expense	1,222	1,320	2,221	-7%	-45%	5,875	10,512	-44%
Net interest income before provision for loan losses	11,788	11,700	10,947	1%	8%	46,156	44,575	4%
Provision for loan losses	1,230	1,515	1,050	-19%	17%	4,469	26,804	-83%
Net interest income after provision for loan losses	10,558	10,185	9,897	4%	7%	41,687	17,771	135%
Noninterest income:								
Service charges and fees on deposit accounts	597	605	564	-1%	6%	2,355	2,228	6%
Servicing income	462	434	431	6%	7%	1,743	1,719	1%
Increase in cash surrender value of life insurance	436	426	427	2%	2%	1,706	1,677	2%
Gain on sales of SBA loans	337	268	351	26%	-4%	1,461	1,058	38%
Gain on sale of securities	459	-	464	N/A	-1%	459	1,955	-77%
Loss on sale of other loans	-	-	-	N/A	N/A	-	(887)	-100%
Other	132	179	206	-26%	-36%	698	983	-29%
Total noninterest income	2,423	1,912	2,443	27%	-1%	8,422	8,733	-4%
Noninterest expense:								
Salaries and employee benefits	5,069	5,000	4,589	1%	10%	20,574	21,234	-3%
Occupancy and equipment	1,002	1,012	1,065	-1%	-6%	4,083	4,087	0%
Professional fees	859	707	773	21%	11%	2,861	3,975	-28%
Low income housing investment losses	215	617	223	-65%	-4%	1,035	795	30%
FDIC deposit insurance premiums	220	167	943	32%	-77%	1,294	4,002	-68%
Writedown of loans held-for-sale	-	-	-	N/A	N/A	29	1,080	-97%
Impairment of goodwill	-	-	-	N/A	N/A	-	43,181	-100%
Other	2,495	2,306	2,536	8%	-2%	9,696	9,773	-1%
Total noninterest expense	9,860	9,809	10,129	1%	-3%	39,572	88,127	-55%
Income (loss) before income taxes	3,121	2,288	2,211	36%	41%	10,537	(61,623)	117%
Income tax expense (benefit)	234	(2,529)	506	109%	-54%	(834)	(5,766)	86%
Net income (loss)	2,887	4,817	1,705	-40%	69%	11,371	(55,857)	120%
Dividends and discount accretion on preferred stock	(601)	(532)	(606)	13%	-1%	(2,333)	(2,398)	-3%
Net income (loss) allocable to common shareholders	$ 2,286	$ 4,285	$ 1,099	-47%	108%	$ 9,038	$ (58,255)	116%

PER COMMON SHARE DATA
(unaudited)

Basic earnings (loss) per share	$ 0.07	$ 0.13	$ 0.03	-46%	133%	$ 0.28	$ (3.64)	108%
Diluted earnings (loss) per share	$ 0.07	$ 0.13	$ 0.03	-46%	133%	$ 0.28	$ (3.64)	108%
Common shares outstanding at period-end	26,295,001	26,295,001	26,233,001	0%	0%	26,295,001	26,233,001	0%
Pro forma common shares outstanding at period-end, assuming Series C preferred stock was converted into common stock	31,896,001	31,896,001	31,834,001	0%	0%	31,896,001	31,834,001	0%
Book value per share	$ 5.30	$ 5.27	$ 4.73	1%	12%	$ 5.30	$ 4.73	12%
Tangible book value per share	$ 5.20	$ 5.17	$ 4.61	1%	13%	$ 5.20	$ 4.61	13%
Pro forma tangible book value per share, assuming Series C preferred stock was converted into common stock	$ 4.90	$ 4.88	$ 4.41	0%	11%	$ 4.90	$ 4.41	11%

KEY FINANCIAL RATIOS
(unaudited)

Annualized return (loss) on average equity	5.83%	10.02%	3.65%	-42%	60%	6.02%	-30.82%	120%
Annualized return (loss) on average tangible equity	5.90%	10.17%	3.71%	-42%	59%	6.11%	-35.66%	117%
Annualized return (loss) on average assets	0.86%	1.52%	0.50%	-43%	72%	0.89%	-4.17%	121%
Annualized return (loss) on average tangible assets	0.86%	1.52%	0.50%	-43%	72%	0.89%	-4.25%	121%
Net interest margin	3.87%	4.01%	3.59%	-3%	8%	3.94%	3.69%	7%
Efficiency ratio, excluding impairment of goodwill	69.38%	72.06%	75.65%	-4%	-8%	72.51%	84.31%	-14%

AVERAGE BALANCES
(in $000's, unaudited)

Average assets	$ 1,327,597	$ 1,258,084	$ 1,343,053	6%	-1%	$ 1,275,210	$ 1,337,978	-5%
Average tangible assets	$ 1,325,027	$ 1,255,386	$ 1,339,952	6%	-1%	$ 1,272,448	$ 1,313,369	-3%
Average earning assets	$ 1,207,869	$ 1,158,587	$ 1,211,079	4%	0%	$ 1,170,177	$ 1,208,176	-3%
Average loans held-for-sale	$ 3,513	$ 4,385	$ 11,146	-20%	-68%	$ 6,387	$ 14,816	-57%
Average total loans	$ 773,658	$ 784,993	$ 871,553	-1%	-11%	$ 797,681	$ 956,209	-17%
Average deposits	$ 1,056,201	$ 1,008,904	$ 1,047,184	5%	1%	$ 1,019,450	$ 1,062,144	-4%
Average demand deposits - noninterest-bearing	$ 353,588	$ 340,023	$ 282,364	4%	25%	$ 334,676	$ 265,546	26%
Average interest-bearing deposits	$ 702,613	$ 668,881	$ 764,820	5%	-8%	$ 684,774	$ 796,598	-14%
Average interest-bearing liabilities	$ 726,341	$ 692,583	$ 807,144	5%	-10%	$ 710,121	$ 847,414	-16%
Average equity	$ 196,587	$ 190,637	$ 185,225	3%	6%	$ 188,940	$ 181,242	4%
Average tangible equity	$ 194,017	$ 187,939	$ 182,124	3%	7%	$ 186,178	$ 156,633	19%

CONSOLIDATED BALANCE SHEETS (in $000's, unaudited)	End of Period:			Percent Change From:	
	December 31, 2011	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
ASSETS					
Cash and due from banks	$ 20,861	$ 23,720	$ 7,692	-12%	171%
Federal funds sold and interest-bearing deposits in other financial institutions	52,011	52,058	64,485	0%	-19%
Securities available-for-sale, at fair value	380,455	312,125	232,165	22%	64%
Loans held-for-sale - SBA, including deferred costs	753	3,391	8,750	-78%	-91%
Loans held-for-sale - other, including deferred costs	413	421	2,260	-2%	-82%
Loans:					
Commercial	366,590	365,532	378,412	0%	-3%
Real estate:					
Commercial and residential	311,479	310,722	337,457	0%	-8%
Land and construction	23,016	36,357	62,356	-37%	-63%
Home equity	52,017	51,668	53,697	1%	-3%
Consumer	11,166	11,829	13,244	-6%	-16%
Loans	764,268	776,108	845,166	-2%	-10%
Deferred loan costs, net	323	576	883	-44%	-63%
Total loans, including deferred costs	764,591	776,684	846,049	-2%	-10%
Allowance for loan losses	(20,700)	(21,049)	(25,204)	-2%	-18%
Loans, net	743,891	755,635	820,845	-2%	-9%
Company owned life insurance	46,388	45,202	43,682	3%	6%
Premises and equipment, net	7,980	8,019	8,397	0%	-5%
Intangible assets	2,491	2,622	3,014	-5%	-17%
Accrued interest receivable and other assets	50,951	49,507	55,079	3%	-7%
Total assets	$ 1,306,194	$ 1,252,700	$ 1,246,369	4%	5%
LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Deposits:					
Demand, noninterest-bearing	$ 344,303	$ 344,470	$ 280,258	0%	23%
Demand, interest-bearing	134,119	132,987	153,917	1%	-13%
Savings and money market	282,478	274,489	272,399	3%	4%
Time deposits - under $100	28,557	30,858	33,499	-7%	-15%
Time deposits - $100 and over	168,874	119,429	137,514	41%	23%
Time deposits - CDARS	6,371	10,216	17,864	-38%	-64%
Time deposits - brokered	84,726	93,685	98,467	-10%	-14%
Total deposits	1,049,428	1,006,134	993,918	4%	6%
Securities sold under agreement to repurchase	-	-	5,000	N/A	-100%
Subordinated debt	23,702	23,702	23,702	0%	0%
Short-term borrowings	-	-	2,445	N/A	-100%
Accrued interest payable and other liabilities	35,233	25,801	39,152	37%	-10%
Total liabilities	1,108,363	1,055,637	1,064,217	5%	4%
Shareholders' Equity:					
Series A preferred stock, net	39,013	38,912	38,619	0%	1%
Series C preferred stock, net	19,519	19,519	19,519	0%	0%
Common stock	131,172	131,015	130,531	0%	0%
Retained earnings / (Accumulated deficit)	7,172	4,886	(1,866)	47%	484%
Accumulated other comprehensive income (loss)	955	2,731	(4,651)	-65%	121%
Total shareholders' equity	197,831	197,063	182,152	0%	9%
Total liabilities and shareholders' equity	$ 1,306,194	$ 1,252,700	$ 1,246,369	4%	5%

	End of Period:			Percent Change From:	
	December 31, 2011	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
CREDIT QUALITY DATA					
(in $000's, unaudited)					
Nonaccrual loans - held-for-sale	$ 186 $	191 $	2,026	-3%	-91%
Nonaccrual loans - held-for-investment	14,353	16,419	28,821	-13%	-50%
Restructured and loans over 90 days past due and still accruing	2,291	1,343	2,256	71%	2%
Total nonperforming loans	16,830	17,953	33,103	-6%	-49%
Other real estate owned	156	1,229	1,296	-87%	-88%
Other foreclosed assets	2,156	-	-	N/A	N/A
Total nonperforming assets	$ 19,142 $	19,182 $	34,399	0%	-44%
Other restructured loans still accruing	$ 1,270 $	1,313 $	236	-3%	438%
Net charge-offs during the quarter	$ 1,579 $	3,633 $	1,136	-57%	39%
Provision for loan losses during the quarter	$ 1,230 $	1,515 $	1,050	-19%	17%
Allowance for loan losses	$ 20,700 $	21,049 $	25,204	-2%	-18%
Classified assets	$ 59,539 $	72,386 $	91,769	-18%	-35%
Allowance for loan losses to total loans	2.71%	2.71%	2.98%	0%	-9%
Allowance for loan losses to total nonperforming loans	122.99%	117.25%	76.14%	5%	62%
Allowance for loan losses to total nonperforming loans, excluding nonaccrual loans - held-for-sale	124.37%	118.51%	81.10%	5%	53%
Nonperforming assets to total assets	1.47%	1.53%	2.76%	-4%	-47%
Nonperforming loans to total loans plus nonaccrual loans - held-for-sale	2.20%	2.31%	3.90%	-5%	-44%
Classified assets to Heritage Commerce Corp Tier 1 capital plus allowance for loan losses	27%	33%	43%	-18%	-37%
Classified assets to Heritage Bank of Commerce Tier 1 capital plus allowance for loan losses	30%	37%	50%	-19%	-40%
OTHER PERIOD-END STATISTICS					
(in $000's, unaudited)					
Heritage Commerce Corp:					
Tangible equity	$ 195,340 $	194,441 $	179,138	0%	9%
Tangible common equity	$ 136,808 $	136,010 $	121,000	1%	13%
Shareholders' equity / total assets	15.15%	15.73%	14.61%	-4%	4%
Tangible equity / tangible assets	14.98%	15.55%	14.41%	-4%	4%
Tangible common equity / tangible assets	10.49%	10.88%	9.73%	-4%	8%
Loan to deposit ratio	72.86%	77.19%	85.12%	-6%	-14%
Noninterest-bearing deposits / total deposits	32.81%	34.24%	28.20%	-4%	16%
Total risk-based capital ratio	21.9%	22.3%	21.0%	-2%	4%
Tier 1 risk-based capital ratio	20.6%	21.1%	19.7%	-2%	5%
Leverage ratio	15.3%	16.0%	14.1%	-4%	9%
Heritage Bank of Commerce:					
Total risk-based capital ratio	19.7%	19.9%	18.1%	-1%	9%
Tier 1 risk-based capital ratio	18.5%	18.7%	16.9%	-1%	9%
Leverage ratio	13.7%	14.2%	12.1%	-4%	13%

NET INTEREST INCOME AND NET INTEREST MARGIN (in $000's, unaudited)	For the Three Months Ended December 31, 2011			For the Three Months Ended December 31, 2010		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 777,171	$ 10,565	5.39%	$ 882,699	$ 11,681	5.25%
Securities	344,931	2,391	2.75%	169,513	1,368	3.20%
Federal funds sold and interest-bearing deposits in other financial institutions	85,767	54	0.25%	159,033	119	0.30%
Total interest earning assets	1,207,869	13,010	4.27%	1,211,245	13,168	4.31%
Cash and due from banks	21,154			21,486		
Premises and equipment, net	7,551			8,516		
Goodwill and other intangible assets	2,570			3,101		
Other assets	88,453			98,705		
Total assets	$ 1,327,597			$ 1,343,053		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 353,588			$ 282,364		
Demand, interest-bearing	134,683	50	0.15%	156,921	85	0.21%
Savings and money market	285,781	171	0.24%	302,123	336	0.44%
Time deposits - under $100	29,567	44	0.59%	35,205	89	1.00%
Time deposits - $100 and over	155,566	265	0.68%	136,401	462	1.34%
Time deposits - CDARS	8,705	4	0.18%	17,194	26	0.60%
Time deposits - brokered	88,311	217	0.97%	116,976	638	2.16%
Total interest-bearing deposits	702,613	751	0.42%	764,820	1,636	0.85%
Total deposits	1,056,201	751	0.28%	1,047,184	1,636	0.62%
Subordinated debt	23,702	471	7.88%	23,702	471	7.88%
Securities sold under agreement to repurchase	-	-	N/A	14,783	77	2.07%
Short-term borrowings	26	-	N/A	3,839	37	3.82%
Total interest-bearing liabilities	726,341	1,222	0.67%	807,144	2,221	1.09%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,079,929	1,222	0.45%	1,089,508	2,221	0.81%
Other liabilities	51,081			68,320		
Total liabilities	1,131,010			1,157,828		
Shareholders' equity	196,587			185,225		
Total liabilities and shareholders' equity	$ 1,327,597			$ 1,343,053		
Net interest income / margin		$ 11,788	3.87%		$ 10,947	3.59%

	For the Year Ended December 31, 2011			For the Year Ended December 31, 2010		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets:						
Loans, gross*	$ 804,068	$ 42,769	5.32%	$ 971,025	$ 49,633	5.11%
Securities	297,231	9,088	3.06%	148,069	5,236	3.54%
Federal funds sold and interest-bearing deposits in other financial institutions	68,878	174	0.25%	89,083	218	0.24%
Total interest earning assets	1,170,177	52,031	4.45%	1,208,177	55,087	4.56%
Cash and due from banks	21,077			21,234		
Premises and equipment, net	8,022			8,742		
Goodwill and other intangible assets	2,762			24,609		
Other assets	73,172			75,216		
Total assets	$ 1,275,210			$ 1,337,978		
Liabilities and shareholders' equity:						
Deposits:						
Demand, noninterest-bearing	$ 334,676			$ 265,546		
Demand, interest-bearing	133,538	238	0.18%	153,618	341	0.22%
Savings and money market	279,250	892	0.32%	297,257	1,440	0.48%
Time deposits - under $100	31,549	230	0.73%	37,889	496	1.31%
Time deposits - $100 and Over	131,756	1,298	0.99%	134,024	1,900	1.42%
Time deposits - CDARS	16,403	67	0.41%	18,252	159	0.87%
Time deposits - brokered	92,278	1,217	1.32%	155,558	3,750	2.41%
Total interest-bearing deposits	684,774	3,942	0.58%	796,598	8,086	1.02%
Total deposits	1,019,450	3,942	0.39%	1,062,144	8,086	0.76%
Subordinated debt	23,702	1,871	7.89%	23,702	1,878	7.92%
Securities sold under agreement to repurchase	712	24	3.37%	18,767	418	2.23%
Short-term borrowings	933	38	4.07%	8,347	130	1.56%
Total interest-bearing liabilities	710,121	5,875	0.83%	847,414	10,512	1.24%
Total interest-bearing liabilities and demand, noninterest-bearing / cost of funds	1,044,797	5,875	0.56%	1,112,960	10,512	0.94%
Other liabilities	41,473			43,776		
Total liabilities	1,086,270			1,156,736		
Shareholders' equity	188,940			181,242		
Total liabilities and shareholders' equity	$ 1,275,210			$ 1,337,978		
Net interest income / margin		$ 46,156	3.94%		$ 44,575	3.69%

*Includes loans held-for-sale. Yield amounts earned on loans include loan fees and costs. Nonaccrual loans are included in average balance.